Obtaining Control of Credit Suisse Institutional MM Prime
Portfolio Class A


As of December 31, 2007, Mellon Bank ("Shareholder") owned 2,552,812,998.980 shares of the Fund, which represented
24.83% of the Fund. As of June 30, 2008, Shareholder owned 1,532,480,598.110 shares of the Fund, which represented 25.85% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.